Exhibit 99.2

Medigus Ltd.

Operating and Financial Review as of June 30, 2023, and for the six months then ended

The information contained in this section should be read in conjunction with (1) our unaudited interim condensed consolidated financial statements as of June 30, 2023, and for the six months then ended and related notes included in this report and (2) our audited consolidated financial statements as of December 31, 2022, and for the year then ended and related notes, which are embedded within our 2022 Form 20-F filed with the Securities and Exchange Commission on May 3, 2023, or the annual report, and the other information contained in such annual report. Factors that could cause our actual results in the future to differ from our expectations or projections include the risks and uncertainties relating to our business described in our annual report under the heading “Risk Factors”.

Forward-Looking Statements

This Report of Foreign Private Issuer on Form 6-K contains historical information and forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995 with respect to the business, financial condition and results of operations of Medigus. The words “will,” “believe,” “expect,” “intend,” “plan,” “should” and similar expressions are intended to identify forward-looking statements. Such statements reflect the current views, assumptions and expectations of Medigus with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results, performance or achievements of Medigus to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, or financial information, including, among others, the failure to realize the anticipated benefits of companies and businesses we acquired and may acquire in the future, risks entailed in integrating the companies and businesses we acquire, including employee retention and customer acceptance; the risk that such transactions will divert management and other resources from the ongoing operations of the business or otherwise disrupt the conduct of those businesses, potential litigation associated with such transactions, and general risks associated with the business of Medigus, including intense and frequent changes in the markets in which the businesses operate and in general economic and business conditions, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, whether referenced or not referenced in this Report of Foreign Private Issuer on Form 6-K. Various other risks and uncertainties may affect Medigus and its results of operations, as described in reports filed by Medigus with the Securities and Exchange Commission from time to time, including its Annual Report. Medigus does not assume any obligation to update these forward-looking statements.

The terms “Medigus,” “Company,” “we,” “us” or “ours” in this Report of Foreign Private Issuer on Form 6-K refer to Medigus Ltd. and its subsidiaries, unless the context otherwise requires.

Overview

The activities carried out by us and our subsidiaries are focused on internet and other online-related technologies, e-commerce, medical-related devices, products and safety systems for drones, energy efficiency technology and the electric vehicle (“EV”) sector.

Our internet-related activities include ad-tech operations through our stake in Gix Internet Ltd. (“Gix Internet”) in which we currently hold 42.25% of its outstanding share capital. Our internet related activities also include our investment in Eventer Technologies Ltd. (“Eventer”), an online event management and ticketing platform in which we currently hold 46.21% of its outstanding share capital

Our e-commerce activity includes the operations of Jeffs’ Brands Ltd. (Nasdaq: JFBR; “Jeffs’ Brands”), a subsidiary in which we hold 34.87% of its outstanding share capital, and which operates online stores for the sale of various consumer products primarily on the Amazon online marketplace.

Our medical related activities include: innovative surgical devices with direct visualization capabilities for the treatment of Gastroesophageal Reflux Disease (“GERD”) using Ultrasonic Surgical Endostapler, or MUSE and Polyrizon Ltd.’s (“Polyrizon”) development of biological gels designed to protect patients against biological threats and reduce intrusion of allergens and viruses through the upper airways and eye cavities.

Our activity in the EV sector includes our ownership of Charging Robotics Ltd. (“Charging Robotics”) and its 19.99% subsidiary Revoltz Ltd. (“Revoltz”), both develop three modular EVs and wireless vehicle battery charging technology. On April 7, 2023, Charging Robotics consummated a share exchange transaction, whereby it became a wholly owned subsidiary of Fuel Doctor Holdings, Inc. (“Fuel Doctor”). As a result, we now hold 67% of the outstanding share capital of Fuel Doctor, with an option to increase our holdings to 76.25% of the outstanding share capital based on predetermined milestone.

Our activity in the products and safety for drones is through our stake in ParaZero Technologies Ltd. (“ParaZero”) in which we hold 33.36% of its outstanding share capital.

Our activity in the energy efficiency sector is through our stake in Laminera Flow Optimization Ltd. (“Laminera”), in which we hold 19.7% of its outstanding share capital.

Online Activity Overview

Gix Internet – Ad-Tech and Online Advertising

Gix Internet is the parent of Viewbix, Inc. (OTCB: VBIX) (“Viewbix”) which is the sole shareholder of Gix Media Ltd. following a corporate reorganization that was consummated on September 19, 2022. Gix Media Ltd., which is the majority holder of the Cortex Media Group Ltd., and of Viewbix, Inc., a digital advertising platform that develops and markets a variety of technological platforms that automate, optimize and monetize digital online campaigns.

We have consolidated Gix Internet’s financial statement as of February 28, 2022.

We currently hold 42.25% of Gix Internet’s outstanding share capital. We have an option to increase our stakes in Gix Internet to 44.99% of its outstanding share capital.

Eventer Technologies Ltd. – Online Event Management

Eventer is a technology company engaged in the development of unique tools for automatic creation, management, promotion, and billing of events and ticketing sales. Eventer seeks to tap the growing demand for enterprise and private online communication. As such, Eventer’s systems offer and enable advanced, user-friendly solutions for online events such as online concerts, enterprise events and online conferences, in addition to management and ticket sales for events carried out in offline venues. In addition, Eventer’s platform provides individuals with the ability to create and sell tickets to custom small-scale private or public events. Eventer’s revenues are derived from commissions from sales of tickets for online and offline events planned and managed through its platform.

We currently hold 46.21% of Eventer’s outstanding share capital.

E-commerce Activity Overview

Jeffs’ Brands Ltd.

Jeffs’ Brands is an e-commerce consumer products goods, or CPG, company, operating primarily on Amazon platform. Jeffs’ Brands is the owner of Smart Repair Pro, Inc., or Pro, Purex Corp., or Purex, Top Rank Ltd, Jeffs’ Brands Holdings, Inc. and Fort Products Ltd. that operate online stores for the sale of various consumer products on the Amazon online marketplace, utilizing the Fulfillment by Amazon, or FBA, model. In addition to executing the FBA business model, Jeffs’ Brands utilizes artificial intelligence, or A.I., and machine learning technologies to analyze sales data and patterns on Amazon platform in order to identify existing stores, niches and products that have the potential for development and growth, and for maximizing sales of existing proprietary products.

On August 30, 2022, we participated in Jeffs’ Brands initial public offering on Nasdaq.

We currently hold 34.87% of Jeffs’ Brands outstanding share capital. We have 240,385 warrants to purchase up to 240,385 ordinary shares with an exercise price of $2.02 per ordinary share and additional 240,385 unlisted warrants to purchase up to 240,385 ordinary shares with an exercise price of $2.02 per ordinary share.

Medical Activity Overview

Our MUSE™ System

We have been engaged in the development, production and marketing of innovative surgical devices with direct visualization capabilities for the treatment of Gastroesophageal Reflux Disease, a common ailment, which is predominantly treated by medical therapy (e.g. proton pump inhibitors) or in chronic cases, conventional open or laparoscopic surgery. Our product, the MUSE™ system for transoral fundoplication is a single use innovative device for the treatment of GERD disorder. The MUSE™ system is an endoscopic, incisionless solution that is used to perform a procedure as an alternative to a surgical fundoplication.

On June 3, 2019, we entered into the Golden Grand Agreement for the know-how licensing and sale of good relating to the MUSE™ system in China, Hong Kong, Taiwan and Macao. The final milestones will be completed, and the final installment paid upon completion of a MUSE™ assembly line in China. Due to COVID-19, the implementation of certain actions required to be achieved under the milestones have been delayed and are expected to be completed during 2024.

Polyrizon Ltd. – Protective Biological Gels

Polyrizon is a clinical development biotech company specializing in the development of innovative nasal gels to provide preventative treatment against a wide cross section of viruses, as well as bacteria, allergens, and other toxins. Polyrizon’s proprietary Capture and Contain hydrogel platform is delivered in the form of nasal sprays and forms a thin gel-based protective shield containment barrier in the nasal cavity.

We currently own 40.22% of Polyrizon’s issued and outstanding capital.

Electric Vehicle Activity Overview

Charging Robotics Ltd. (through Fuel Doctor Holdings, Inc.)

To date, we have invested an aggregated amount of $1,286,000, in Charging Robotics, which was previously our wholly owned subsidiary. Charging Robotics is developing an autonomous wireless charging system for electric vehicles. On March 28, 2023, the Company entered into a securities exchange agreement (the “Exchange Agreement”) with Fuel Doctor. Pursuant to the Exchange Agreement, at the closing, which occurred on April 7, 2023, Fuel Doctor acquired 100% of the issued and outstanding share capital of Charging Robotics, making Charging Robotics a wholly-owned subsidiary of Fuel Doctor, in exchange for the issuance of shares of the Fuel Doctor’s common stock. As a result, Charging Robotics became a subsidiary of Fuel Doctor and we now hold 67% of Fuel Doctor’s outstanding share capital, with an option to increase our holdings to up to 76.25% of its outstanding share capital based on pre-set milestones. Charging Robotics holds 19.99% of the issued and outstanding share capital of Revoltz Ltd., which develops electric vehicles (EV) for urban individual use and “last mile” cargo delivery.

Other Activities

ParaZero Technologies Ltd.

In 2022, we made multiple investments in ParaZero, a company specializing in drone safety systems, through various transactions. ParaZero develops and provides drone safety solutions designed to protect people and payloads, providing a solution to reduce the risk of a drone’s malfunction in an urban environment. On July 31, 2023, ParaZero consummated its initial public offering on Nasdaq, in which we participated, and as a result our ownership of ParaZero’s outstanding share capital reduced from 40.35% to 33.36%.

Laminera Flow Optimization Ltd.

During 2021 and 2022 we engaged Laminera, in a number of share purchase transactions and a bridge loan agreement, in which we currently hold 19.7% of the outstanding share capital. Laminera develops solutions to improve and optimize global water, oil, and gas pipeline infrastructure by reducing energy and maintenance costs while enhancing capacity, all without having to replace existing infrastructure.

Metagramm Software Ltd.

In April 2023, we acquired 19.99% of the share capital of Metagramm Software Ltd, an innovative AI, machine learning (ML) communication and grammar assistant software. In exchange thereof, we issued to Metagramm our ordinary shares equal in value to $250,000. In addition, we extended Metagramm a loan in the amount of $250,000.

Revenues

Revenues for the six months ended June 30, 2023, were USD 53,385 thousand, an increase of USD 18,426 thousand, or 53%, compared to USD 34,959 thousand for the six months ended June 30, 2022.

The increase in revenues was primarily due to an increase in revenues derived from Gix Internet.

Cost of revenues

Cost of revenues for the six months ended June 30, 2023, were USD 45,185 thousand, an increase of USD 16,418 thousand, or 57%, compared to cost of revenues of USD 28,767 thousand for the six months ended June 30, 2022. The increase is primarily due to an increase in cost of revenues of Gix Internet as a result of the increase in revenues.

Gross Profit

Gross profit for the six months ended June 30, 2023, was USD 8,200 thousand, an increase of USD 2,005 thousand, compared to gross profit of USD 6,192 thousand for the six months ended June 30, 2022.The increase in gross profit was primarily due to increase of sales related to Gix Internet.

Research and Development Expenses

Research and development expenses for the six months ended June 30, 2023, were USD 2,632 thousand, an increase of USD 132 thousand, or 5%, compared to USD 2,500 thousand for the six months ended June 30, 2022. The increase was primarily due to an increase in expenses related to Gix Internet as a result of consolidation for the six months ended June 30, 2023, as compared to last period in which we consolidated Gix Internet as of February 28, 2022.

Sales and Marketing Expenses

Sales and marketing expenses for the six months ended June 30, 2023, were USD 1,868 thousand, a decrease of USD 372 thousand, or 17%, compared to USD 2,240 thousand for the six months ended June 30, 2022. The decrease was primarily due to a decrease in advertising expenses related to Eventer and Jeffs’ Brands.

General and Administrative Expenses

General and administrative expenses for the six months ended June 30, 2023, were USD 8,274 thousand, an increase of USD 3,217 thousand, or 64%, compared to USD 5,057 thousand for the six months ended June 30, 2022.

The majority of the increase was due to:

a.	The consolidation of Gix Internet commencing February 28, 2022 last year as compared to a whole consolidation for the period ended June 30, 2023.

b.	Increase in Gix Internet’s general and administrative expenses - mainly due to professional services and consulting fees related to the reorganization process.

Net change in fair value of financial assets at fair value through profit or loss

For the six months ended June 30, 2023, the Company recognized a loss of USD 3,978 thousand from net change in fair value of these financial assets mainly due to expenses of USD 2,946 thousand related to the sale of Odysight.ai Inc., formerly known as ScoutCam Inc., or “Odysight.ai” and expenses of USD 773 thousand from Automax.

For the six months ended June 30, 2022, the Company recognized a loss of USD 813 thousand from net change in fair value of these financial assets mainly due to expenses of USD 630 thousand from SciSparc Ltd. (“SciSparc”) shares, expenses of USD 460 thousand from Gix Internet Anti-dilution rights and USD 208 thousand from Maris shares, offset mainly with income of USD 507 thousand related to Laminera shares.

Share of net loss of associates accounted for using the equity method

The investments of the Company in Polyrizon, Laminera, ParaZero, Revoltz, SciSparc and Odysight.ai (until March 21, 2023) are accounted for using the equity method. For the six months ended June 30, 2023, the Company recognized net losses of associates accounted for using the equity method of USD 1,238 thousand.

Operating loss

The Company incurred an operating loss of USD 9,790 thousand for the six months ended June 30, 2023, an increase of USD 3,462 thousand or 55%, compared to operating loss of USD 6,328 thousand for the six months ended June 30, 2022. The increase is attributable to the changes in revenues, cost of revenues and operating expenses, as described above.

Change in Fair Value of Warrants Issued to Investors

Gain from change in the fair value of warrants issued to investors for the six months ended June 30, 2023, was USD 238 thousand compared to loss of USD 99 thousand for the six months ended June 30, 2022.

Change in Fair Value of Warrants Issued to third party investors by a consolidated subsidiary

Gain from change in the fair value of warrants issued to third party investors by a consolidated subsidiary for the six months ended June 30, 2023, was USD 1,017 thousand compared to loss of USD 63 thousand for the six months ended June 30, 2022.

Warrants issued to investors classified as either liabilities or as part of the shareholders’ equity based on the accounting guidance established in connection with the rights attached to the warrants. The warrants that were classified as liabilities due to a cashless exercise mechanism are subject to adjustment to fair value each balance sheet cut-off date. This adjustment is presented separately within the consolidated statement of loss and other comprehensive loss.

Loss for the period

The Company incurred a net loss of USD 9,536 thousand or negative USD 0.33 per basic and diluted ordinary share for the six months ended June 30, 2023, an increase of USD 4,788 thousand, compared to a net loss of USD 4,748 thousand or negative USD 0.15 per basic and diluted ordinary share, for the six months ended June 30, 2022. The increase was primarily due to an increase in operating expenses, as described above.

Cash flows:

The Company together with its subsidiaries has approximately USD 12.4 million in cash and cash equivalents as of June 30, 2023.

Net cash used in operating activities was USD 2.4 million for the six months ended June 30, 2023, compared to net cash used in operating activities of approximately USD 1.7 million for the six months ended June 30, 2022.

Net cash used in investing activities was approximately USD 4.2 million for the six months ended June 30, 2023, and primarily from acquisitions of associates of USD 2,993 thousand and from purchasing of intangible assets by Jeffs’ Brands of USD 1,681 thousand.

Net cash used in investing activities was approximately USD 960 thousand for the six months ended June 30, 2022, and primarily from payments for acquisitions of associates and financial assets of USD 4.1 million offset by a positive cash of USD 2.7 million derived from consolidation of Gix Internet and USD 0.4 million from sale of financial assets.

Net cash used in financing activities was approximately USD 1,409 thousand for the six months ended June 30, 2023, and consisted primarily of cash paid to non-controlling interest of USD 2,625 thousand as a result of the increase of additional 10% of Cortex by Gix Media and of receipt of short and long term loans of USD 2.5 million offset by dividend paid of USD 728 thousand and repayment of long-term loans of USD 874 thousand.

Net cash generated from financing activities was approximately USD 636 thousand for the six months ended June 30, 2022, and consisted primarily due to an increase in short term bank loans.